EXHIBIT 99.1

POET Technologies Announces Participation at the Rodman & Renshaw Global Investment Conference in New York City September 11, 2017

SAN JOSE, Calif., Aug. 28, 2017 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today announced it will be featured as a presenting company at the 19th Annual Rodman & Renshaw Global Investment Conference, sponsored by H.C. Wainwright & Co., LLC. The conference is being held on September 10-12, 2017 at Lotte New York Palace Hotel in New York City.

Suresh Venkatesan, POET’s CEO, and Thomas Mika, CFO, will provide an overview of the Company's business during the live presentation and will be available to participate in one-on-one meetings with investors who are registered to attend the conference.

Institutional investors who would like to attend the Company’s presentation, please click on the following link (www.rodmanevents.com) to register for the Rodman & Renshaw conference.  Once your registration is confirmed, you will be prompted to log into the conference website to request a one-on-one meeting with POET.

Event: 19th Annual Rodman & Renshaw Global Investment Conference
Date:  September 11, 2017
Time: 2:10 p.m. Eastern Time
Location: Stanford Room, Lotte New York Palace Hotel in New York City

The presentation will be webcast live.  To access the webcast, please visit www.rodmanevents.com or the Investor Relations section of POET’s website at www.poet-technologies.com.  The webcast replay will remain available for 90 days following the live presentation.

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) and its subsidiaries are developers of opto-electronic and photonic fabrication processes, devices and products. The company's vision is to enable the integration of photonics and electronics through both monolithic and hybrid approaches to design and packaging.  Integration is fundamental to increasing functional scaling and lowering the cost of current photonic solutions that drive applications in data communications, consumer products and industrial sensing. Leveraging both Gallium Arsenide (GaAs) and Indium Phosphide (InP) technology platforms, POET believes that its advanced processes for active photonic devices and innovative passive components provide a unique and differentiated combination that will enable substantial improvements in component cost, size and performance over current photonic solutions. More information may be obtained at www.poet-technologies.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075

Shareholder Contact:
Shelton Group
Brett L. Perry
Leanne K. Sievers
E: sheltonir@sheltongroup.com